Jonathan W. Thayer	750 E. Pratt Street
Senior Vice President and Chief Financial Officer	18th Floor
Baltimore, Maryland 21202-3106
410.470.2821

April 19, 2011

By Electronic Transmission

Mr. Scott Stringer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Constellation Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-12869

Dear Mr. Stringer:

This letter is in response to your letter dated April 5, 2011.  For your convenience, we have restated each of your comments and followed them with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Notes

Note 9 Capitalization, page 127

1.              We note BGE is subject to restrictions in making dividend payments to you and the disclosure on page 30 regarding “ring fencing” measures implemented by you and BGE in February 2010.  Please tell us what consideration you gave to providing condensed financial information as set forth in Rules 4-08 and 12-04 of Regulation S-X.  Include in your response the amount of your restricted retained earnings.

Response:

We considered the requirements in Regulation S-X, including Rules 4-08, 5-04, and 12-04,  for providing condensed financial information in preparing our 2010 Annual Report on Form 10-K.  Rule 5-04 requires disclosure if the restricted net assets exceed 25% of consolidated net assets.  As of December 31, 2010, the amount of our restricted net assets pursuant to BGE’s “ring fencing” provisions was $1,560.2 million or approximately 19% of our consolidated net assets.  Therefore, we did not include condensed financial information in our 2010 Annual Report on Form 10-K.

Note 12 Commitments, Guarantees and Contingencies, page 135

Contingencies, page 136

2.              We note that for several of the matters discussed you have indicated an estimate of the loss or the impact cannot be made which appears unusual given the stage and passage of time.  In this regard, we do not believe that general disclosure indicating that the outcome of a matter may be material to your operating results and/or an amount cannot be estimated satisfies the criteria in ASC 450 and 410.  Please either provide a range of loss or provide explicit disclosure for each of the matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate.  Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Response:

In the normal course of business, we are involved in various legal and regulatory proceedings.  The eventual outcome of such proceedings is often difficult to predict, particularly where the claimants seek large or indeterminate damages or where the proceedings involve a large number of parties or when the proceeding is in its early stages.  In such situations, we generally cannot predict the timing of the ultimate resolution of a proceeding and cannot reasonably estimate the potential loss relating to such proceeding.  As a result, judgments about the outcome, timing and potential loss relating to proceedings are difficult to make and are subject to risks and uncertainties that could cause actual results to be materially different from those we predict.

In accordance with applicable accounting guidance, we establish an accrued liability for legal and regulatory proceedings when those proceedings present loss contingencies that are both probable and estimable.  Any such accruals are adjusted thereafter, if appropriate, as the proceeding develops.

For the proceedings described in our SEC filings, which will be modified as set forth below, where an accrued liability has not been established but we believe a loss is reasonably possible, as well as for proceedings where an accrued liability has been established but for which an exposure to loss in excess of the amount accrued is reasonably possible, we have provided a current estimate of the range of possible loss if such determination can be made and is material or indicated that an estimate of the range of possible loss cannot be made.  Estimated ranges of possible loss are based on currently available information and actual results may vary significantly.

For proceedings where we are unable to estimate a range of possible loss, we have included disclosure regarding the potential magnitude of the claim to the extent possible.

In our Form 10-Q for the quarter ended March 31, 2011, and in future filings as appropriate, we will revise the existing disclosure relating to the specific legal and regulatory proceedings described in the Contingencies footnote to the consolidated financial statements as set forth below, subject to the possibility that additional changes may be required by the time we file our Form 10-Q as a result of developments between the date of this letter and the filing of the Form 10-Q (text added is underlined and text deleted is stricken):

Litigation

In the normal course of business, we are involved in various legal proceedings. We discuss the significant matters below.

Securities Class Action

Three federal securities class action lawsuits were~~have been~~ filed in the United States District Courts for the Southern District of New York and the District of Maryland between September 2008 and November 2008. The cases were filed on behalf of a proposed class of persons who acquired publicly traded securities, including the Series A Junior Subordinated Debentures (Debentures), of Constellation Energy between January 30, 2008 and September 16, 2008, and who acquired Debentures in an offering completed in June 2008. The securities class actions generally allege that Constellation Energy, a number of its present or former officers or directors, and the underwriters violated the securities laws by issuing a false and misleading registration statement and prospectus in connection with Constellation Energy’s June 27, 2008 offering of Debentures. The securities class actions also allege that Constellation Energy issued false or misleading statements or was aware of material undisclosed information which contradicted public statements including in connection with its announcements of financial results for 2007, the fourth quarter of 2007, the first quarter of 2008 and the second quarter of 2008 and the filing of its first quarter 2008 Form 10-Q. The securities class actions seek, among other things, certification of the cases as class actions, compensatory damages, reasonable costs and expenses, including counsel fees, and rescission damages.

The Southern District of New York granted the defendants’ motion to transfer the two securities class actions filed there to the District of Maryland, and the actions have since been transferred for coordination with the securities class action filed in Maryland~~there~~. On June 18, 2009, the court appointed a lead plaintiff, who filed a consolidated amended complaint on September 17, 2009. On November 17, 2009, the defendants moved to dismiss the consolidated amended complaint in its entirety. On August 13, 2010, the District Court of Maryland issued a ruling on the motion to dismiss, holding that the plaintiffs failed to state a claim with respect to the claims of the common shareholders under the Securities Act of 1934 and restricting the suit to those persons who purchased ~~d~~Debentures in the June 2008 offering.  Given that the discovery phase has just begun, that the court has not certified any class and the plaintiffs have not quantified their potential damage claims relating to the June 2008 offering, we are unable at this time to provide an estimate of the range of possible loss relating to these proceedings or to determine the ultimate outcome of the securities class actions or their possible effect on our, or BGE’s financial results.

Mercury

Since September 2002, BGE, Constellation Energy, and several other defendants have been involved in numerous actions filed in the Circuit Court for Baltimore City, Maryland alleging mercury poisoning from several sources, including coal plants formerly owned by BGE. The plants are now owned by a subsidiary of Constellation Energy. In addition to BGE and Constellation Energy, approximately 11 other defendants, consisting of pharmaceutical companies, manufacturers of vaccines, and manufacturers of Thimerosal have been sued. Approximately 70 cases, involving claims related to approximately 132 children, have been filed to date, with each claimant seeking $20 million in compensatory damages, plus punitive damages, from us.

The claims against BGE and Constellation Energy have been dismissed in all of the cases either with prejudice based on rulings by the Court or without prejudice based on voluntary dismissals by the plaintiffs’ counsel. Plaintiffs may attempt to pursue appeals of the rulings in favor of BGE and Constellation Energy once the cases are finally concluded as to all defendants. We believe that we have meritorious defenses and intend to defend ~~the actions~~ any appeals vigorously. We are unable to provide an estimate of the range of possible loss relating to these cases given that only limited discovery occurred in these cases prior to the dismissals being granted and, as a result, ~~However,~~ we cannot predict the ~~timing, or~~ outcome~~,~~ of these cases, or their possible effect on our, or BGE’s, financial results.

Asbestos

Since 1993, BGE and certain Constellation Energy subsidiaries have been involved in several actions concerning asbestos. The actions are based upon the theory of “premises liability,” alleging that BGE and Constellation Energy knew of and exposed individuals to an asbestos hazard. In addition to BGE and Constellation Energy, numerous other parties are defendants in these cases.

Approximately 485 individuals who were never employees of BGE or Constellation Energy have pending claims each seeking several million dollars in compensatory and punitive damages. Cross-claims and third party claims brought by other defendants may also be filed against BGE and Constellation Energy in these actions. To date, most asbestos claims which have been resolved have been dismissed or resolved without any payment by BGE or Constellation Energy and a small minority of these cases have been resolved for amounts that were not material to our financial results.

Discovery begins in these cases once they are placed on the trial docket.  At present, only a small number of our pending cases have reached the trial docket.  Given the limited discovery, BGE and Constellation Energy do not know the specific facts that we believe are necessary for us to provide an estimate of the possible loss relating to ~~their potential liability for~~ these claims. The specific facts we do not know include:

•            the identity of the facilities at which the plaintiffs allegedly worked as contractors,

•            the names of the plaintiffs’ employers,

•            the dates on which and the places where the exposure allegedly occurred, and

•            the facts and circumstances relating to the alleged exposure.

~~Until the relevant facts are determined, we are unable to estimate what our, or BGE’s, liability might be. Although i~~Insurance and hold harmless agreements from contractors who employed the plaintiffs may cover a portion of any awards in the actions~~, the potential effect on our, or BGE’s, financial results could be material~~.

Environmental Matters

Solid and Hazardous Waste

In 1999, the EPA proposed to add the 68th Street Dump in Baltimore, Maryland to the Superfund National Priorities List, which is its list of sites targeted for clean-up and enforcement, and sent a general notice letter to BGE and 19 other parties identifying them as potentially liable parties at the site. In March 2004, we and other potentially responsible parties formed the 68th Street Coalition and entered into consent order negotiations with the EPA to investigate clean-up options for the site under the Superfund Alternative Sites Program. In May 2006, a settlement among the EPA and 19 of the potentially responsible parties, including BGE, with respect to investigation of the site became effective. The settlement requires the potentially responsible parties, over the course of several years, to identify contamination at the site and recommend clean-up options. BGE is indemnified by a wholly owned subsidiary of Constellation Energy for most of the costs related to this settlement and clean-up of the site. The potentially responsible parties completed their investigation of the range of clean-up options in the first quarter of 2011.  Although the investigation and options provided to the EPA are still subject to EPA review, we believe that the range of estimated ~~The potential range of~~ clean-up costs to be allocated among all of the potentially responsible parties will be between approximately $X million and $X million depending on the clean-up option selected by the EPA. ~~will not be known until the investigation is closer to completion, which is expected in early 2011. The completed investigation will provides a range of remediation alternatives to the EPA, and the~~ The EPA is expected to make a final selection of ~~select~~ one of the alternatives by the end of 2011.  ~~In addition,~~ As the alternative to be selected by the EPA and the allocation of the clean-up costs among the potentially responsible parties is not yet known, we cannot provide an estimate of the range of our possible loss.  ~~The clean-up costs we incur could have a material effect on our financial results.~~

Air Quality

In January 2009, the EPA issued a notice of violation (NOV) to a subsidiary of Constellation Energy, as well as to the other owners and the operator of the Keystone coal-fired power plant in Shelocta, Pennsylvania. We hold a 20.99% interest in the Keystone plant. The NOV alleges that the plant performed various capital projects beginning in 1984 without complying with the new source review permitting requirements of the Clean Air Act. The EPA also contends that the alleged failure to comply with those requirements are continuing violations under the plant’s air permits. The EPA could seek civil penalties under the Clean Air Act for the alleged violations.

The owners and operator of the Keystone plant ~~are investigating~~ have investigated the allegations and had a meeting with the EPA where they provided the EPA with both legal and factual documentation to support their position that no violations have occurred.  Since that time, the EPA has not requested any further meeting or otherwise acted on the allegations. ~~have entered into discussions with the EPA~~. We believe there are meritorious defenses to the allegations contained in the NOV. ~~However,~~ Because there are significant facts in dispute and this matter is only in the NOV stage, at this time we cannot estimate the range of our possible loss or predict whether a proceeding will be commenced ~~the outcome of this proceeding and it is not possible to determine our actual liability, if any, at this time~~.

Water Quality

In October 2007, a subsidiary of Constellation Energy entered into a consent decree with the Maryland Department of the Environment relating to groundwater contamination at a third party facility that was licensed to accept fly ash, a byproduct generated by our coal-fired plants. The consent decree requires the payment of a $1.0 million penalty, remediation of groundwater contamination resulting from the ash placement operations at the site, replacement of drinking water supplies in the vicinity of the site, and monitoring of groundwater conditions. We recorded a liability in our Consolidated Balance Sheets of approximately $XX million, which includes the $1 million penalty and our estimate of probable costs to remediate contamination, replace drinking water supplies, monitor groundwater conditions, and otherwise comply with the consent decree. We have paid approximately $XX million of these costs as of March 31, 2011, resulting in a remaining liability at March 31, 2011 of $XX million. We estimate that it is reasonably possible that we could incur additional costs of up to approximately $10 million more than the liability that we accrued.

We will continue to monitor these proceedings each quarter and revise the disclosure as developments warrant.

Item 15.  Exhibits and Financial Schedules, page 165

3.              Please file complete copies of material agreements, including all exhibits, schedules and attachments.  Please refer to Item 601(b)(10) of Regulation S-K.  For example, we note that you have not provided each exhibit to the October 15, 2010 Credit Agreement filed as Exhibit 10.1 to your Current Report on Form 8-K filed October 21, 2010 and included as Exhibit 10(v) in your Form 10-K.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements and re-file complete agreements with your next periodic report.  Please confirm your understanding in this regard.

Response:

We will re-file the Credit Agreement dated October 15, 2010, including all exhibits, as an exhibit to our Form 10-Q for the quarter ended March 31, 2011.  We have reviewed our other material agreements filed pursuant to Item 601(b)(10) of Regulation S-K and confirmed they are complete.

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In connection with our responses to your letter, Constellation Energy Group, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

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Please feel free to contact me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer